650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 18, 2014

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Riedler, Assistant Director
Tabatha McCullom
Lisa Vanjoske
Johnny Gharib
Bryan Pitko

Re:	Juno Therapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 18, 2014
File No.: 333-200293

Ladies and Gentlemen:

On behalf of our client, Juno Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 17, 2014 (the “Comment Letter”), relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed December 16, 2014 (the “Prior Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 4 the Registration Statement on Form S-1 referenced above (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the Prior Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

December 18, 2014

Risk Factors

Risks Related to Our Common Stock and this Offering

Anti-takeover provisions in our charter documents and under Delaware or..., page 60

1.	We note that you provide a brief discussion of the litigation cost reimbursement provision in your bylaws under the ninth bullet point of this risk factor. Please expand your disclosure to include a separate appropriately titled risk factor which addresses the following:

•	describes the litigation cost reimbursement provision and explains how this provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims; and

•	discusses whether you intend to apply this provision to claims under the federal securities laws, including any claims related to the current offering. If so, please disclose that courts have not determined whether such provisions conflict with the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

Attorney’s Fees in Stockholder Actions, page 170

2.	Please expand your disclosure in this section to provide the following information with respect to the litigation cost reimbursement provision in your bylaws:

•	the types of actions covered by the provision;

•	the parties who may be responsible for paying fees, costs and expenses under the provision;

•	the meaning of the phrase “substantially achieves, in substance and amount” as it is used in the provision; and

•	the parties who may be allowed to recover their fees and expenses under the provision.

In response to the Staff’s comment, the Company has revised the disclosure on pages 171 and 172 of the Registration Statement.

*        *        *

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

December 18, 2014

Please direct any questions regarding any of the Company’s responses to the Staff’s comments or the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.

Steven Harr, Juno Therapeutics, Inc.

Bernard Cassidy, Juno Therapeutics, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Shayne Kennedy, Latham & Watkins LLP

Kathy Smith, Ernst & Young LLP

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE